[SEMPRA LETTERHEAD]

April 16, 2012

Via EDGAR

Mr. William H. Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:

Sempra Energy

San Diego Gas & Electric Company

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File No. 1-14201 and 1-3779

Dear Mr. Thompson:

On behalf of Sempra Energy and San Diego Gas & Electric Company, we are responding to your letter dated April 2, 2012 with respect to the above-referenced filing. Pursuant to our oral communications on April 16, 2012, we hereby confirm our expectation that, on or about April 30, 2012, we will provide the Staff of the Division of Corporation Finance with our response to the Staff’s comment. Any questions regarding this matter should be directed to the undersigned at 619-696-4576 (Joe Householder) or 858-650-4191 (Bob Schlax).

     Sincerely,

     SEMPRA ENERGY

/s/ Joseph A. Householder
Joseph A. Householder Executive Vice President Chief Financial Officer and Chief Accounting Officer SAN DIEGO GAS & ELECTRIC COMPANY
/s/ Robert Schlax
Robert Schlax Vice President, Controller, Chief Financial Officer and Chief Accounting Officer

Cc:

Adam Phippen

Staff Accountant

Securities and Exchange Commission

Donald E. Felsinger

Executive Chairman

Sempra Energy

Debra L. Reed

Chief Executive Officer

Sempra Energy

Bruce Folkmann

Acting Controller

Sempra Energy

Virginia S. Oliver

Director, Financial Reporting

Sempra Energy